Exhibit 99.8
For more information, please contact:

Company Contact:	Investor Relations Contact:

Asia Pacific Wire & Cable Corporation Limited	CCG Investor Relations

Mr. Frank Tseng, CFO	Mr. John Harmon, CFA, Senior Account Manager

Phone: +886-2-2712-2558 Ext. 66	Phone: +86 (10) 6561-6886 ext. 807 (Beijing)

E-mail: frank.tseng@apwcc.com	E-mail: john.harmon@ccgir.com

www.apwcc.com	www.ccgir.com

Asia Pacific Wire & Cable Corporation Announces Results of 2011 Annual
Shareholder Meeting
Also Announces Impact from Thailand Flood
TAIPEI, Taiwan, October 31, 2011 /PRNewswire/ — Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (“APWC” or the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in selected Asia-Pacific markets, today announced that the following matters were approved at its annual general meeting of shareholders held on October 7, 2011:
1.	The minutes of the 2010 annual general meeting were approved;

2.	The Third Amended and Restated Bye-Laws of the Company were approved;

3.	A total of ten directorships were approved, and one casual vacancy was reserved;

4.	Nine nominees were elected as directors to serve until the next annual general meeting;

5.	The compensation of the directors of the Company was approved; and

6.	The appointment of Ernst &Young LLP as the independent auditor of the Company was ratified for the 2011 fiscal year.
At the annual general meeting, APWC’s Chief Financial Officer also reported on the Company’s financial performance during the first six months of 2011. The Company’s management and Board members also hosted a Q&A session with analysts and investors after the formal presentation.
Separately, the Company announced that, Siam Pacific, a wholly owned subsidiary of the Company’s Charoong Thai Wire and Cable (“Charoong Thai”) Thailand subsidiary, has suspended operations temporarily due to damage sustained from the region’s recent flooding.

The Siam Pacific facility, located 30 kilometers (18.6 miles) north of Bangkok, manufactures enameled wire and communication wire. The facility has sustained water damage, as the water level has reached approximately 1.5 meters, which has damaged some of the machinery and equipment in the plant, as well as some of the inventory in the warehouse. The Company’s insurance policy covers the flood damage to the building, machinery, and inventory; however it does not cover the business disruption. The Company is pursuing recovery under its insurance coverage.
Siam Pacific is focused on restoring operations to full production levels as quickly as possible. The operations at the Charoong Thai facility remain unaffected at present. The Company will do its best to minimize the impact of flooding to its operations in Thailand by utilizing its expertise and manpower from other operations in the region.
About Asia Pacific Wire & Cable Corporation
Asia Pacific Wire & Cable Corporation is a leading manufacturer and distributor of telecommunications and power cable and enameled wire products in the Asia Pacific region, primarily in Singapore, Thailand, Australia and China. For more information on APWCC, visit http://www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the business of the Company and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.
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